UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

News Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65249B208

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 65249B208

1		NAMES OF REPORTING PERSONS
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,000,000
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
1,750,000
	8	SHARED DISPOSITIVE POWER 250,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
1.0%
12		TYPE OF REPORTING PERSON*
IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13G

CUSIP NO. 65249B208

EXPLANATORY NOTE

This Amendment No. 2 amends and restates in its entirety the Schedule 13G filed on July 8, 2013, by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud as amended by Amendment No. 1 filed on January 6, 2014, relating to the shares of Class B common stock of News Corporation.

Item 1	Name and Address of Issuer:

	(a)	Name of Issuer:

News Corporation (the "Issuer")

	(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas
New York, New York 10036

Item 2	Name, Address and Citizenship of the Person Filing:

	(a)	Name of Person Filing:

This statement is being filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH"), an individual.

	(b)	Address of Principal Business Office or, If None, Residence:

HRH’s business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

	(c)	Citizenship:

HRH is a citizen of the Kingdom of Saudi Arabia.

	(d)	Title of Class of Securities:

This filing relates to the shares of Class B Common Stock of the Issuer.

	(e)	CUSIP Number:

65249B208.

SCHEDULE 13G

CUSIP NO. 65249B208

Item 3	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

Not Applicable.

Item 4	Ownership:

As of December 31, 2014, HRH beneficially owned in the aggregate 2,000,000 shares of Class B Common Stock of the Issuer.

(a) Amount Beneficially Owned:

2,000,000

(b) Percent of class: 1/

1.0%

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote:

2,000,000

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

1,750,000

(iv) Shared power to dispose or to direct the disposition of:

250,000

Item 5	Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of December 31, 2014, the reporting person ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

1/    Based on 199,630,240 shares of Class B Common Stock outstanding as of October 31, 2014, as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2014.

SCHEDULE 13G

CUSIP NO. 65249B208

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 2, 2015
/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud